TC 3/11

03013433

BB 3/4

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.
153

SEC FILE NUMBER
8- 16871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Murphy & Durieu

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway - 17th Floor
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Petri 212-618-0962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP.
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy & Durieu, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Murphy & Durieu

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Murphy & Durieu

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Murphy & Durieu (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2003

Murphy & Durieu
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 2,059,699
Cash segregated under federal regulations	10,000
Deposits with clearing and service organizations	256,378
Receivable from brokers, dealers and clearing organizations	4,615,628
Securities owned, at market value, held at clearing broker	3,350,090
Securities borrowed	2,594,350
Secured demand notes receivable collateralized by cash and marketable securities	1,860,000
Cash surrender value of life insurance	748,100
Furniture, fixtures, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,270,665)	185,339
Other assets	102,821
Total assets	$ 15,782,405

Liabilities and Partners' Capital

Employee compensation and benefits	$ 5,440,878
Payable to brokers, dealers and clearing organizations	2,358,117
Securities sold, not yet purchased, at market value	2,560,844
Accrued expenses and other liabilities	1,909,568
	12,269,407
Liabilities subordinated to claims of general creditors	1,860,000
Partners' capital	1,652,998
Total liabilities and partners' capital	$ 15,782,405

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

Murphy & Durieu (the "Company") is a limited partnership formed pursuant to the laws of the State of New York. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Company acts primarily as an interdealer broker of fixed income and preferred equity securities. The Company also conducts a retail brokerage business and clears certain customer transactions on a fully disclosed basis. Certain customer transactions are executed by the Company on the floor of the New York Stock Exchange, Inc.

The Company records transactions in securities and commission revenue and expenses on a trade-date basis.

Cash equivalents includes money market instruments.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate high yield fixed income obligations, are carried at quoted market values or dealer quotes where those are available and considered reliable, with the resulting unrealized gains and losses recognized currently in income. Other factors may be considered where appropriate, such as market prices for similar financial instruments, coupon, yield, credit quality and other economic factors. Inventory at December 31, 2002 is held at a clearing broker and can be sold or pledged.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Company measures the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized. At December 31, 2002, collateral received under securities borrowed arrangements can be sold or repledged. The fair value of collateral which had been sold or repledged at December 31, 2002 was $0.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized on a straight-line basis over the life of the related leases.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Certain customer transactions are cleared on a fully disclosed basis by one broker. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2002 consist of the following:

	Receivable	Payable
Receivable/payable from/to brokers, dealers and clearing organizations	$ 2,105,416	$ 180,263
Securities failed to deliver/receive	2,510,212	2,177,854
	$ 4,615,628	$ 2,358,117

3. Short-Term Borrowings

During the year, the Company obtained loans from banks, collateralized by marketable securities owned by the Company. At December 31, 2002, there were no loans outstanding.

4. Commitments and Contingencies

Leases

The Company is committed under noncancelable operating leases for office space expiring between 2003 and 2015. The leases are subject to escalations based on increases in certain costs incurred by the lessor. The minimum future lease payments under the lease are as follows:

Year ending in December	
2003	$ 1,063,838
2004	1,063,838
2005	1,094,657
2006	1,156,372
2007	1,157,567
2008 and thereafter	9,332,823
	$ 14,869,095

Guarantees

At December 31, 2002, the Company has obtained letters of credit amounting to $400,000 principally to satisfy requirements of clearing organizations and the Company's lessor.

Litigation

The Company is a party to lawsuits and regulatory inquiries in the normal course of business. While the outcome of these lawsuits and regulatory inquiries cannot be predicted with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position of the Company.

5. Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2002 relate to secured demand note agreements with certain employees and mature between December 31, 2003 and January 3, 2004. These notes bear interest at an effective annual rate of 8.25% per annum. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date.

At December 31, 2002, the Company's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital regulations governing the withdrawal of subordinated debt.

6. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2002, the Company had net capital of $2,319,697 which was $2,069,697 in excess of its required net capital of $250,000.

7. Income Taxes

As a partnership, the Company is not subject to federal and state income taxes. The Company is subject to New York City unincorporated business tax.

8. Employee Benefit Plan

The Company has a 401(k) profit-sharing plan.

9. Related Party Transactions

The Company provides affiliates with various services, including payroll, use of office space and telecommunications equipment.

The Company and the general partner have an agreement whereby the Company rents on a month-to-month basis certain telephone equipment from the general partner.

10. Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of other financial instruments recognized in the Statement of Financial Condition (including securities borrowed, receivables and payables) approximates their carrying value, as such financial instruments are short term in nature, bear interest at current market rates, or are subject to repricing.

11. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions.

The Company has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2002 market value of the securities. If the market value of such securities increases subsequent to December 31, 2002, the Company will incur a loss.

The Company may be exposed to off balance sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.